# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sirius XM Holdings Inc., CIK 0000908937
CUSIP: 829933100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1290 AVENUE OF THE AMERICAS, 11TH FLOOR, New York, New York (NY), 10104
Date of event which requires filing of this statement: 04/21/2026
Amends the filing with accession number 0001104659-24-098956
Filed by CIK 0000937797
Persons authorized to receive notices and communications: Steven Miller, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, 303-324-3828

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 18,317,740; shared voting power 103,056; sole dispositive power 18,317,740; shared dispositive power 103,056; aggregate amount beneficially owned 18,420,796 (5.5% of the class)
  Comment: Note to Rows 7, 9, and 11: Includes 1,045,714 shares of the common stock, par value $0.001 per share ("Common Stock"), of Sirius XM Holdings Inc. ( the "Issuer"), held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke the LM Revocable Trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  Note to Rows 7, 9, and 11: Includes 15,272,026 shares of Common Stock held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke the JM Revocable Trust at any time.
  
  Note to Rows 7, 9, and 11: Includes 2,000,000 shares of Common Stock held by a limited liability company of which Mr. Malone is a member and which Mr. Malone has the sole power to direct the voting with respect to such shares.
  
  Note to Rows 8, 10, and 11: Includes 103,056 shares of Common Stock held by a trust (the "Trust"), which is managed by an independent trustee and one of Mr. Malone's adult children, and of which the beneficiary is one of Mr. Malone's adult children. Mr. Malone has no pecuniary interest in the Trust, but he retains the right to substitute assets held by the Trust. Mr. Malone disclaims beneficial ownership of the shares held by the Trust.
  
  Note to Row 13: Calculated based upon the 336,619,936 shares of Common Stock outstanding as of April 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Sirius XM Holdings Inc.
Address of issuer's principal executive offices: 1290 AVENUE OF THE AMERICAS, 11TH FLOOR, New York, New York (NY), 10104
Comment: This Amendment No. 1 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by John C. Malone (Mr. Malone) with the Securities and Exchange Commission (the "SEC") on September 9, 2024 (the "Original Statement"). The Amendment together with the Original Statement are referred to as the "Statement" and relates to the common stock, par value $0.001 per share ("Common Stock") of Sirius XM Holdings Inc., a Delaware corporation (the "Issuer"), beneficially owned by Mr. Malone. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Statement. Except as set forth herein, the Original Statement is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last two paragraphs thereof and supplemented to include the following information:

As previously disclosed in this Schedule 13D, Mr. Malone has continued to review his investment in the Issuer on an ongoing basis and, based on various factors, including, without limitation, the Issuer's financial position, the price of shares of Common Stock, conditions in the securities markets and general economic and industry conditions, Mr. Malone has elected to dispose of shares of Common Stock reported herein. Mr. Malone has also written call options for additional shares that expire at various times from August 2026 to July 2027. These call options can be settled for cash or shares of Common Stock at Mr. Malone's election. Mr. Malone will continue to monitor such factors and conditions and may, in the future, take such actions with respect to his shares of Common Stock as he deems appropriate, including, without limitation, purchasing additional shares or disposing of all or a portion of the securities of the Issuer owned by him.

Other than as described above and except to the extent the call options described herein are settled in shares of Common Stock, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Malone beneficially owns 18,420,796 shares of Common Stock, including (i) 1,045,714 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (ii) 15,272,026 shares held by a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee, (iii) 2,000,000 shares held by a limited liability company (the "LLC") of which Mr. Malone is a member and which Mr. Malone has the sole power to direct the voting with respect to such shares, and (iv) 103,056 shares held by a trust (the "Trust") over which Mr. Malone has a right of substitution, which is managed by an independent trustee and one of Mr. Malone's adult children, and the beneficiary of which is one of Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 5.5% of the outstanding shares of Common Stock, calculated based on the 336,619,936 shares of Common Stock outstanding as of April 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on April 30, 2026.

Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust and the LLC, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. To Mr. Malone's knowledge, the Trust has the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trust, except that Mr. Malone is permitted under the terms of the Trust to substitute assets in the Trust and thereby may acquire any shares held in the Trust at any time.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Malone beneficially owns 18,420,796 shares of Common Stock, including (i) 1,045,714 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (ii) 15,272,026 shares held by a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee, (iii) 2,000,000 shares held by a limited liability company (the "LLC") of which Mr. Malone is a member and which Mr. Malone has the sole power to direct the voting with respect to such shares, and (iv) 103,056 shares held by a trust (the "Trust") over which Mr. Malone has a right of substitution, which is managed by an independent trustee and one of Mr. Malone's adult children, and the beneficiary of which is one of Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 5.5% of the outstanding shares of Common Stock, calculated based on the 336,619,936 shares of Common Stock outstanding as of April 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on April 30, 2026.

Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust and the LLC, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. To Mr. Malone's knowledge, the Trust has the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trust, except that Mr. Malone is permitted under the terms of the Trust to substitute assets in the Trust and thereby may acquire any shares held in the Trust at any time.
Transactions in the class effected during the past sixty days:
On April 8, 2026, Mr. Malone donated 2,000,000 shares of Common Stock to an educational institution. No consideration was paid or received for this donation.

On April 21, 2026, a trust with respect to which Mr. Malone is the sole trustee disposed of 808,480 shares of Common Stock in a series of open market transactions at prices ranging from $26.14 per share to $27.32 per share. The volume weighted average disposition price was $26.67 per share.

On April 21, 2026, a trust with respect to which Mr. Malone is the sole trustee disposed of 301,562 shares of Common Stock in a series of open market transactions at prices ranging from $26.14 per share to $27.32 per share. The volume weighted average disposition price was $26.67 per share.

On April 21, 2026, a trust with respect to which Mr. Malone is the sole trustee disposed of 481,562 shares of Common Stock in a series of open market transactions at prices ranging from $26.14 per share to $27.32 per share. The volume weighted average disposition price was $26.67 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 16, 2025, the LLC wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 1,000,000 shares of Common Stock at a strike price of $25.65 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the LLC. The call options expire on August 17, 2026.

The LLC received a premium of approximately $1,916,700 in the aggregate, for writing these calls.

On July 21, 2025, the LLC wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 1,000,000 shares of Common Stock at a strike price of $25.61 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the LLC. The call options expire on August 21, 2026.

The LLC received a premium of approximately $1,845,900 in the aggregate, for writing these calls.

On September 12, 2025, the JM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 2,000,000 shares of Common Stock at a strike price of $25.59 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the JM Revocable Trust. The transaction is divided into two components each of which is with respect to 1,000,000 shares. The components expire on sequential trading days beginning on October 2, 2026.

The JM Revocable Trust received a premium of approximately $3,561,200 in the aggregate, for writing these calls.

On September 19, 2025, the JM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 2,000,000 shares of Common Stock at a strike price of $25.00 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the JM Revocable Trust. The transaction is divided into two components each of which is with respect to 1,000,000 shares. The components expire on sequential trading days beginning on October 15, 2026.

The JM Revocable Trust received a premium of approximately $3,495,800 in the aggregate, for writing these calls.

On September 26, 2025, the JM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 2,000,000 shares of Common Stock at a strike price of $24.31 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the JM Revocable Trust. The transaction is divided into two components each of which is with respect to 1,000,000 shares. The components expire on sequential trading days beginning on October 29, 2026.

The JM Revocable Trust received a premium of approximately $3,331,800 in the aggregate, for writing these calls.

On October 7, 2025, the JM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 2,000,000 shares of Common Stock at a strike price of $25.14 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the JM Revocable Trust. The transaction is divided into two components each of which is with respect to 1,000,000 shares. The components expire on sequential trading days beginning on November 4, 2026.

The JM Revocable Trust received a premium of approximately $3,399,200 in the aggregate, for writing these calls.

On February 9, 2026, the JM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 2,000,000 shares of Common Stock at a strike price of $23.45 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the JM Revocable Trust. The call options expire on March 5, 2027.

The JM Revocable Trust received a premium of approximately $2,573,600 in the aggregate, for writing these calls.

On March 9, 2026, the JM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 2,000,000 shares of Common Stock at a strike price of $24.55 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the JM Revocable Trust. The call options expire on March 19, 2027.

The JM Revocable Trust received a premium of approximately $2,701,000 in the aggregate, for writing these calls.

On March 31, 2026, the JM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 1,000,000 shares of Common Stock at a strike price of $25.25 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the JM Revocable Trust. The call options expire on April 9, 2027.

The JM Revocable Trust received a premium of approximately $1,408,900 in the aggregate, for writing these calls.

On April 2, 2026, the JM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 1,000,000 shares of Common Stock at a strike price of $25.70 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the JM Revocable Trust. The call options expire on June 4, 2027.

The JM Revocable Trust received a premium of approximately $1,710,000 in the aggregate, for writing these calls.

On April 16, 2026, the JM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 1,272,000 shares of Common Stock at a strike price of $26.35 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the JM Revocable Trust. The call options expire on July 13, 2027.

The JM Revocable Trust received a premium of approximately $2,112,960 in the aggregate, for writing these calls.

On April 23, 2026, the LM Revocable Trust wrote a series of over-the-counter call options to a financial institution counterparty representing the right of the financial institution to purchase an aggregate of 1,045,714 shares of Common Stock at a strike price of $30.35 per share, which was determined pursuant to a formula based on the weighted average prices of the Common Stock at which the financial institution established its initial hedge position in respect of the call options.

The call options are European style and may be settled physically or in cash at the option of the LM Revocable Trust. The call options expire on July 20, 2027.

The LM Revocable Trust received a premium of approximately $2,413,400 in the aggregate, for writing these calls.

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (06/10/2026)